Joseph A. Herz, Esq.

Tel 212.801.6926

Fax 212.805.5539

HerzJ@gtlaw.com

December 5, 2017

United States Securities and Exchange Commission

Office of Manufacturing and Construction

Washington, DC 20549

Attention:  Pamela Long, Assistant Director

Re:                             Boulevard Acquisition Corp II Cayman Holding Company
Amendment No. 3 to Registration Statement on Form F-4
Filed December 4, 2017

File No. 333-220428

Dear Ms. Long:

This letter is submitted on behalf of Boulevard Acquisition Corp II Cayman Holding Company (the “Company”), Boulevard Acquisition Corp. II (“Boulevard”) and Estre Ambiental S.A. (“Estre”) in response to the oral comments received from the accounting staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on December 4, 2017 and December 5, 2017 in connection with Amendment No. 3 (“Amendment No. 3”) to the Company’s Registration Statement on Form F-4 (the “Registration Statement”) filed with the Commission on November 27, 2017.  For the Staff’s convenience, the oral comments have been transcribed below, followed by the Company’s responses.  References to specific comment numbers in this letter correspond to the comments contained in the comment letter dated December 1, 2017 from the Staff with respect to Amendment No. 3.

All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 3.

The responses provided herein are based upon information provided to Greenberg Traurig, LLP by the Company, Boulevard and Estre.

Comment 10

First bulleted comment.  It is not clear from the response letter and revised disclosure as to why there is no gain or loss disclosed upon a change of control.  Were there offsetting gains and losses?  Please address IFRS 10.25 and 10.b.98.

Response: In response to the Staff’s comment, the Company advises the Staff that upon signing the agency agreement with USA Global and classifying the investment as an asset held for sale, the Company applied the provisions of IFRS 5, paragraph 15, and recorded the investment in

Doña Juana at its carrying amount, which was lower than its fair value.

Prior to signing the agency agreement, Estre controlled Doña Juana, therefore, Doña Juana was a consolidated subsidiary.

Upon application of IFRS 5, the carrying amount of the Doña Juana investment was Estre’s share of the net assets of Doña Juana that were consolidated until the investment was classified as held for sale. Therefore, no write up or write down was recognized upon deconsolidating the investment.

The Company further advises the Staff that Estre did not apply IFRS 10 because it has not yet fully consummated a sale transaction.  However, Estre has concluded that the investment in Doña Juana meets the criteria for held for sale accounting under IFRS 5 because with the passing of control to the other partner, Estre no longer has any operational control.  Accordingly, the investment in Doña Juana meets the criteria to classify the investment as held for sale because the investment is ready for sale as it is currently offered.  Since the sale is not consummated, Estre has deferred the gain and proceeds received until such point in time as a sale is completed.

If Estre had applied the provisions of IFRS 10 and recorded the investment at its fair value, and assuming the fair value of the investment approximates the amount of the advances received, the gain recognized would have been as follows:

	June 30, 2017		December 31, 2016
Derecognition of Doña Juana investment liability balance (investment held for sale)	R$	16,433	R$	18,364
Doña Juana investment adjustment to fair value	5,856		5,856
Reclassification of cumulative foreign currency translation balance to profit and loss	1,667		1,671
Total gain	R$	23,956	R$	25,891
Income tax effect (34%)	(8,145)		(8,803)
Total gain, net of tax	R$	15,811	R$	17,088

Estre believes these amounts are immaterial mainly based on the following:

•                  The net gain adjustment represents only 2.35% and 1.23% of total consolidated revenues for the six months ended June 30, 2017 and the year ended December 31, 2016, respectively; and

•                  The net gain adjustment, when eventually recognized, will be recorded in the discontinued operations line item in the statement of profit and loss, therefore, it will not impact income from continuing operations and Adjusted EBITDA.

In addition, Estre believes that the amounts above will not be significantly different when the actual sale transaction is completed.

2

Second bulleted comment.  What is the accounting for the remaining investment in CGR Dona Juana S.A.?  How is it being accounted for?

Response: After the investment in Dona Juana was classified as an asset held for sale, Estre accounted for the investment under the equity method under IAS 28.

For the six months ended June 30, 2017, the share of profit in the investment amounted to approximately R$ 1.9 million, which is immaterial.

Third bulleted comment.  The IFRS 10.6 analysis is not complete regarding rights to variable returns.  What rights/exposures does Estre have to this entity?  See IFRS 10.b.55 —b.57.

Response: In response to the Staff comment, the Company advises the Staff that it has assessed the provisions of IFRS 10.b.55-b.57 as follows:

IFRS10.B55 - When assessing whether an investor has control of an investee, the investor determines whether it is exposed, or has rights, to variable returns from its involvement with the investee.

After execution of the agency agreement with USA Global, Estre is not exposed to, or has rights to, variable returns. No dividends are received by Estre and Estre is not liable in any way to Dona Juana.

IFRS10.B56 - Variable returns are returns that are not fixed and have the potential to vary as a result of the performance of an investee. Variable returns can be only positive, only negative or both positive and negative (see paragraph 15). An investor assesses whether returns from an investee are variable and how variable those returns are on the basis of the substance of the arrangement and regardless of the legal form of the returns. For example, an investor can hold a bond with fixed interest payments. The fixed interest payments are variable returns for the purpose of this IFRS because they are subject to default risk and they expose the investor to the credit risk of the issuer of the bond. The amount of variability (i.e. how variable those returns are) depends on the credit risk of the bond. Similarly, fixed performance fees for managing an investee’s assets are variable returns because they expose the investor to the performance risk of the investee. The amount of variability depends on the investee’s ability to generate sufficient income to pay the fee.

Estre is not exposed to any variable returns from Dona Juana during the term of the agency agreement. Any variable returns have been transferred to USA Global.

IFRS10.B57 - Examples of returns include:

(a) dividends, other distributions of economic benefits from an investee (e.g. interest from debt securities issued by the investee) and changes in the value of the investor’s investment in that investee.

3

(b) remuneration for servicing an investee’s assets or liabilities, fees and exposure to loss from providing credit or liquidity support, residual interests in the investee’s assets and liabilities on liquidation of that investee, tax benefits, and access to future liquidity that an investor has from its involvement with an investee.

(c) returns that are not available to other interest holders. For example, an investor might use its assets in combination with the assets of the investee, such as combining operating functions to achieve economies of scale, cost savings, sourcing scarce products, gaining access to proprietary knowledge or limiting some operations or assets, to enhance the value of the investor’s other assets.

Estre is not exposed to variable returns. The only returns from the investment in Doña Juana to date have been the fixed amounts as determined in the agency agreement.

Comment 11

What specific income statement line items are these taxes reflected in?  What is the basis for reflecting the tax in such line items?

Response: In response to the Staff’s comment, the Company advises the Staff that Estre will further amend, as set forth in Exhibit A attached hereto, the footnotes to Note 18 of the annual audited financial statements and Note 16 of the unaudited interim financial statements to clarify which (if any) income statement line items are impacted by the taxes Estre is subject to. In addition, the Company advises the Staff that income taxes accounted for under IAS 12 are the only ones that are recorded in the statement of profit or loss. Other taxes described in Exhibit A, are recorded as a tax receivable or payable and do not have an impact on profit and loss.

*          *          *

Please do not hesitate to call me at (212) 801-6926 should you have any questions regarding the above responses.

Sincerely yours,

/s/ Joseph A. Herz
Joseph A. Herz

cc:                                Nudrat Salik

Melissa Rocha

Frank Pigott

Stephen S. Trevor

Sergio Pedreiro

Alan I. Annex

J. Mathias von Bernuth

4

Exhibit A

1,951,798	1,951,798	1,854,027	1,854,027

16. Tax liabilities

Description	June 30, 2017	December 31, 2016
PIS payable (a)	22,574	36,676
COFINS payable (a)	99,827	166,285
Service tax payable (b)	28,070	34,198
Withholding service tax payable	285	333
IRPJ payable (c)	41,208	57,742
CSLL payable (c)	18,217	26,765
PIS/COFINS/CSLL payable (d)	313	391
Installment payment of federal taxes (e)	19,329	99,034
Taxes payable under the 2017 Tax Amnesty Program (h)	150,238	—
Installment payment of local taxes (f)	3,007	574
Taxes payable under the tax amnesty program Refis Copa (g)	11,068	105,385
Withholding INSS (i)	161	142
Withholding IRPJ (j)	556	329
Other taxes	2,272	2,575
Total	397,125	530,429
Current	226,410	294,333
Non-current	170,715	236,096

(a)                                 PIS and COFINS are taxes levied by the Brazilian federal government on gross revenues. The standard rates are 7.60% for PIS and 1.65% for COFINS applicable to entities declaring income tax and social contributions on the ‘actual~~real~~ profits’ basis. These amounts are invoiced to and collected from our customers and recognized as deductions to gross revenue against Tax liabilities, as we are acting as agents collecting these taxes on behalf of the government. PIS and COFINS taxes paid on certain purchases may be claimed back as tax credits to offset PIS and COFINS payable. These amounts are recognized as Taxes recoverable and on a monthly basis are offset against PIS and COFINS Tax payable, and presented net as the amounts are due to the same tax authority. Brazilian tax legislation allows smaller entities with less than R$78 million in annual gross revenues to opt to declare income taxes on the ‘presumed profits’ basis. These are subject to lower COFINS and PIS rates of 3.00% and 0.65%, respectively. However, PIS and COFINS taxes on purchases may not be claimed back and will not generate tax credits under the presumed profits basis. At the balance sheet date, the PIS and COFINS payables and receivables were disclosed net as a payable~~.~~

(b)                                 ISS is a tax levied by municipalities on revenues from the provision of services. ISS tax is added to amounts invoiced to our customers for the provision of services we provide. These are recognized as deductions to gross revenue against Tax liabilities, as we are acting as agents collecting these taxes on behalf of municipal governments.  The rates may vary from 2.00% to 5.00% however most of the municipalities in which we operate levy ISS at the higher rate. Each municipality sets slightly different rules regarding the use of credits and withholding of ISS tax on payments to suppliers~~.~~

(c)                                  IRPJ and CSLL are corporate income taxes levied by the Brazilian federal government. The IRPJ rate is 25% and the CSLL rate is 9%, resulting in a combined federal corporate income tax rate of 34% on taxable profits. The expense for current income tax is recognized in the statement of profit or loss under ‘Current income and social contribution taxes’ against tax payable. However, for some entities in the group, advances for the payment of income tax are paid on a quarterly basis during the tax year and are recognized as an asset under Taxes recoverable. Income tax is levied on legal entities individually, with no right of offset between entities in a group. Smaller entities opting to declare income taxes on the ‘presumed profits’ basis are taxed at the same rates on a ‘presumed profit’ of 32% of gross revenues~~.~~

(d)                                 Purchases of certain materials or services require us to retain and pay taxes on behalf of our suppliers. The rate of 4.65% in relation to PIS, COFINS and CSLL tax on applicable purchases is withheld from payments ~~to suppliers~~ made to suppliers and recognized as a tax liability, with no impact to the statement of profit or loss.

~~.~~

(e)                                  Refers to installment payment of IRPJ, CSLL, PIS and COFINS, in 30 to 60 installments, adjusted by the SELIC rate. . The accrual of interest on this liability is recognized as a financial expense under the line item – ‘Interest for late payment of taxes’.~~;~~

(f)                                   Refers mainly to ISS payable to the Paulínia City Government in 36 installments, not subject to inflation adjustment or interest.~~;~~

(g)                                  In August 2014, the Company joined a tax amnesty program (“REFIS da Copa”) that enabled the Company to settle certain tax contingencies in installment payments with reduced payment of interest and fines. The accrual of interest on this liability is recognized as a financial expense under the line item – ‘Interest for late payment of taxes’.

(h)                                 In May 2017, the Company joined a tax amnesty program (“2017 Tax Amnesty Program”) that enabled the Company to settle certain tax contingencies in installment payments without paying interest and fines. See below.

(i)                                     INSS is a social security charge levied on wages paid to employees. On certain purchases of services we are required to withhold 11% of the amounts billed by our suppliers and pay INSS tax on their behalf~~.~~, with no impact to the statement of profit or loss.

(j)                                    On certain purchases of services we are required to withhold 1.5% of the amounts billed by our suppliers and pay IRPJ (Income tax) on their behalf. , with no impact to the statement of profit or loss.

2017 Tax Amnesty Program

On May 31, 2017, the Company joined a tax amnesty program (the “2017 Program”), under which the Company settled the payment of certain unpaid overdue taxes and tax contingencies, including some which were in litigation, through November 30, 2016 including interest and fines.

The 2017 Program allowed for the use of unused tax loss carryforward to settle the tax liability under the program. As a result, the Company recognized in income the tax loss carryforward amount that was used to settle the tax liability under the program. In addition, the Company recognized a tax liability as follows:

As of May 31, 2017 R$
Tax provision balance recorded in prior periods	355,846
Tax liability recorded during the period	174,028
Total tax liability to be settled under the program	529,874
Tax loss carryforward used to settle the tax liability under the program	(370,217)
Total tax liability balance to be settled in installment payments	159,657

The balance of R$ 159,657 will be paid as follows:

•                  R$ 127,170 in 24 installment payments

•                  R$ 32,487 in 60 installment payments

The tax liability balance as of June 30,2017 was as follows:

R$
Balance as of May 31,2017	159,657
Payments	(10,911)
Accrued interest	1,492
Balance as of June 30, 2017	150,238
Current	70,783
Non-current	79,455

17. Selling expenses

Description	June 30, 2017	June 30, 2016
Advertising and promotion expenses	(2,417)	(900)
Reversal (addition) of allowance for doubtful accounts	8,753	36,995
	6,336	36,095

16. Trade accounts payable

Description	2016	2015
Invoices payable	101,296	89,153
Services to be billed	5,230	7,067
Related parties	1,909	252
Total	108,435	96,472

The aging list of trade accounts payable is as follows:

Description	2016	2015
Unbilled	5,230	7,067
Falling due	74,577	49,720
Overdue up to 30 days	12,097	12,058
Overdue from 30 to 60 days	1,713	6,627
Overdue from 31 to 90 days	2,479	2,987
Overdue from 91 to 180 days	1,472	4,066
Overdue from 181 to 360 days	1,219	1,942
Overdue for more than 360 days	9,648	12,005
Total	108,435	96,472

17. Labor payable

Description	2016	2015
Salaries	16,015	16,757
Bonus and profit sharing payable	28,194	24,438
Social charges
FGTS	4,696	4,261
INSS—Social security	8,231	8,902
IRRF	2,585	2,182
Sundry taxes	462	801
Accrual for vacation pay and related charges	46,725	40,240
Total	106,908	97,581

18. Tax liabilities

Description	2016	2015
PIS payable (a)	36,676	23,115
COFINS payable (a)	166,285	109,855
Service tax (ISS) payable (b)	34,198	23,652
Withholding service tax payable	333	3,457
IRPJ payable (c)	57,742	51,367
CSLL payable (c)	26,765	20,784
PIS/COFINS/CSLL payable (d)	391	1,744
Installment payment of federal taxes (e)	99,034	67,153
Installment payment of state taxes	—	318
Installment payment of local taxes (f)	574	741
Installment payment of taxes—Law No. 12996/14 Refis Copa (g)	105,385	120,239
Withholding INSS (h)	142	905
Withholding IRPJ (i)	329	3,442
Other taxes	2,575	178
Total	530,429	426,950
Current	294,333	213,850
Non-current	236,096	213,100

(a)                                 PIS and COFINS are taxes levied by the Brazilian federal government on gross revenues. The standard rates are 7.60% for PIS and 1.65% for COFINS applicable to entities declaring income tax and social contribution on the ‘actual ~~real~~ profits’ basis. These amounts are invoiced to and collected from our customers and recognized as deductions to gross revenue (Note 25) against Tax liabilities, as we are acting as agents collecting these taxes on behalf of the government. PIS and COFINS taxes paid on certain purchases may be claimed back as tax credits to offset PIS and COFINS payable. These amounts are recognized as Taxes recoverable (Note 7) and on a monthly basis are offset against PIS and COFINS Tax payable, and presented net as the amounts are due to the same tax authority Brazilian tax legislation allows smaller entities with less than R$78 million in annual gross revenues to opt to declare income taxes on. the ‘presumed profits’ basis. These are subject to lower COFINS and PIS rates of 3.00% and 0.65%, respectively. However, PIS and COFINS taxes on purchases may not be claimed back and will not generate tax credits under the presumed profits basis. At the balance sheet date, the PIS and COFINS payables and receivables (accounted for in Note 7 – Taxes recoverable) were disclosed net as a payable.

(b)                                 ISS is a tax levied by municipalities on revenues from the provision of services. ISS tax is added to amounts invoiced to our customers for the provision of services we provide. These are recognized as deductions to gross revenue (Note 25 – Taxes levied-ISSQN) against Tax liabilities, as we are acting as agents collecting these taxes on behalf of municipal governments. The rates may vary from 2.00% to 5.00% however most of the municipalities in which we operate levy ISS at the higher rate. Each municipality sets slightly different rules regarding the use of credits and withholding of ISS tax on payments to suppliers.

(c)                                  IRPJ and CSLL are corporate income taxes levied by the Brazilian federal government. The IRPJ rate is 25% and the CSLL rate is 9%, resulting in a combined federal corporate income tax rate of 34% on taxable profits. The expense for current income tax is recognized in the statement of profit or loss under ‘Current income and social contribution taxes’ against tax payable. However, for some entities in the group, advances for the payment of income tax are paid on a quarterly basis during the tax year and are recognized as an asset under Taxes recoverable (Note 7 – ‘Corporate income tax (IRPJ)’ and ‘Social contribution tax on net profit (CSLL)’). Income tax is levied on legal entities individually, with no right of offset between entities in a group. Smaller entities opting to declare income taxes on the ‘presumed profits’ basis are taxed at the same rates on a ‘presumed profit’ of 32% of gross revenues.

(d)                                 Purchases of certain materials or services require us to retain and pay taxes on behalf of our suppliers. The rate of 4.65% in relation to PIS, COFINS and CSLL tax on applicable purchases is withheld from payments made to suppliers and recognized as a tax liability, with no impact to the statement of profit or loss. ~~to suppliers.~~

(e)                                  Refers to installment payment of IRPJ, CSLL, PIS and COFINS, which payment is deferred in 30 to 60 installments, adjusted by the SELIC rate. . The accrual of interest on this liability is recognized as a financial expense under the line item – ‘Interest for late payment of taxes’ (Note 30).

(f)                                   Refers mainly to ISS payable to the Paulínia City Government in 36 installments, not subject to inflation adjustment or interest.

(g)                                  In August 2014, enactment of Federal Law No. 12996/2014 (“REFIS da Copa”) enabled the inclusion of new tax contingencies in REFIS (tax installment payment program). The Company included the overdue taxes in REFIS da Copa in order to benefit from interest and fine amnesty. The accrual of interest on this liability is recognized as a financial expense under the line item – ‘Interest for late payment of taxes’ (Note 30).

(h)                                 INSS is a social security charge levied on wages paid to employees. On certain purchases of services we are required to withhold 11% of the amounts billed by our suppliers and pay INSS tax on their behalf. , with no impact to the statement of profit or loss.

(i)                                     On certain purchases of services we are required to withhold 1.5% of the amounts billed by our suppliers and pay IRPJ (Income tax) on their behalf. with no impact to the statement of profit or loss

Eligible tax debt balances below refer to REFIS da Copa are:

	2016	2015
Principal	128,132	128,132
Fine and SELIC interest	100,541	100,541
Reduction due to amnesty of interest, fines and legal charges	(53,981)	(53,981)
Repayments by prepayments	(30,902)	(30,902)
Payment in installments	(30,353)	(10,071)
SELIC restatement	21,161	15,733
Use of unused tax loss carryforwards	(29,213)	(29,213)
Balance payable	105,385	120,239